UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT

APR 1 9 2021

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SEC FILE NUMBER
8-48898

21004595

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westpark Capital, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1900 Avenue of the Stars Suite 310

(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Rappaport 310-203-2902

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.

(Name – if individual, state last, first, middle name)

80 Washington St. Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✔] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Richard Rappaport _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Westpark Capital, Inc. _____ , as

of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

See attached jurat

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE JURAT

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of __Los Angeles__)

Subscribed and sworn to (or affirmed) before me on this 23 day of February , 2021, by
Richard Rappaort __, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Place Notary Seal Above

WITNESS my hand and official seal.

Signature_____

Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: _Annual Audited Report_____
Document Date: _____ Number of Pages: _____
Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: Richard Rappaport	Signer's Name: _____
☑ Corporate Officer — Title(s): CEO	☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other: _____	☐ Other: _____
Signer Is Representing: _____	Signer Is Representing: _____

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

REVISED

Westpark Capital, Inc.

PUBLIC AUDIT REPORT 2020

WestPark Capital, Inc.

Report Pursuant to Rule 17a-5(d)
For the Year Ended December 31, 2020

WESTPARK CAPITAL, INC.

Table of Contents

Table of Contents	1
SEC Form X-17A-5 Oath or Affirmation	
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Notes to Financial Statements	4-11



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Shareholder
WestPark Capital, Inc.
Los Angeles, CA

Opinion on the Financial Statements

We have audited the accompanying balance sheet of WestPark Capital, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements are fairly stated in all material respects.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts

February 22, 2021

---

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com



WestPark Capital, Inc.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash & cash equivalents	$	616,342
Deposit with clearing broker		100,115
Accounts receivable:		
Clearing broker		930,746
Employees, net of allowance of $1,478		640,125
Other		14,100
Available for Sale Securities at Market value (Note 6)		267,226
Furniture and equipment, at cost net of accumulated depreciation of $526,110		54,028
Right of use Operating Leases		306,129
Other assets		68,800
Total Assets	**$**	**2,997,611**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and Accrued expenses	$	398,121
Commissions payable		870,178
Total Current Liabilities		**1,268,299**
Capital Lease Obligations		306,129
Total Long Term Liabilities		**306,129**
Total Liabilities		**1,574,428**

COMMITMENTS AND CONTINGENCIES (Notes 3 and 6)

SHAREHOLDER'S EQUITY (Note 2)		
Preferred stock, no par value; 20,000 shares authorized none issued		
Common stock, no par value; 1,000,000 shares authorized 8,800 shares issued and outstanding		
Additional Paid in Capital		4,742,544
Accumulated Deficit		(3,319,361)
Total shareholder's equity		1,423,183
Total Liabilities and Shareholder's Equity	**$**	**2,997,611**

See accompanying notes to these financial statements

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

WestPark Capital, Inc. (the "Company") is a Colorado corporation formed on October 17, 1995. The Company currently operates as a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of WestPark Capital Financial Services, LLC ("Parent").

The Company, under Rule 15c3-3 (k)(2)(ii) is exempt from the reserve and possession or requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member. The non-covered Company's activities/ other eligible activities, which the Company specifies, are not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013). The FAQs, as described herein, are essentially an implementation of the footnote 74 requirements.

Securities Valuation and Revenue Recognition

Securities owned by the Company (substantially common stock) are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

WestPark Capital, Inc.
Notes to Financial Statements

Securities Valuation and Revenue Recognition (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods or market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

WestPark Capital, Inc.
Notes to Financial Statements

Securities Valuation and Revenue Recognition (continued)

Many cash and over-the-counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies require that fair value be within the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price for securities held long and the "asked" price if held short. These securities are included in Level 1 of the fair value hierarchy for active markets and Level 2 of the fair value hierarchy for thinly traded markets.

Restricted securities of publicly traded companies are valued at the fair value of the public company's publicly traded securities less a discount. The Company discounts the unrestricted fair values based upon various factors such as the length of the restriction period and the underlying stability of the public company. These securities are included in Level 2 of the fair value hierarchy.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of Cash and Cash Equivalents, the Company considers money market funds with a weighted average maturity of three months or less to be cash equivalents. The Company maintains its cash deposit in accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740-10, "Accounting for Income Taxes". Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates

WestPark Capital, Inc.
Notes to Financial Statements

Income Taxes (Continued)

in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

NOTE 2: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined, in such provision. At December 31, 2020, the Company had net capital and net capital requirements of $606,046 and $100,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.10 to1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3: COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases its facilities and certain equipment under operating leases expiring through 2021 in New York, Florida, and California. One of the Company's office leases is in the name of the Parent but is paid by the Company and is included in the following schedule. The Company sub leases part of its NY office. Future minimum lease payments under the non-cancelable leases with initial terms greater than one year as of December 31, 2020 are as follows:

	Total lease Amount
2021	$310,049

Total rental expense including utilities for the year ended December 31, 2020 was $783,023 for the above leases. This includes income from sub leases of $225,777.

NOTE 3: *COMMITMENTS AND RELATED PARTY TRANSACTIONS (Continued)*

In accordance with ASC 842, The Company recognizes the right of use (ROU) assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. The lessee asset is equal to the minimum payments under the lease, discounted to present value, as well as a liability reflecting its lease obligation. At December 31,2020 the present value pf the leased asset and related liability is $306,129.

NOTE 4: *INCOME TAXES*

The Company's income tax fiscal year end is June 30th. As of June 30, 2020, the Company had a net operating loss carryover of $278,790 and an alternative minimum tax credit carryover of $2,672. Under the CARES Act the Company is entitled to carry back the losses incurred from 2018 through 2020 for 5 years. Losses incurred in 2017 may be carried back 2 years. Losses incurred during this time frame have an indefinite carry forward life. Losses incurred prior to 2017 may be carried forward for 20 years. The tax provision for calendar 2020 is estimated at $81,549 and is included under accounts payable.

NOTE 5: *REVENUE RECOGNITION*

The Company adopted ASC 606, effective January 1, 2020, using the modified retrospective method by quantifying and recognizing the cumulative effect (if any) of initially applying ASC 606 as an adjustment to the opening balance of shareholder's equity and other affected amounts at January 1, 2020. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

Performance Obligations – Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker Dealer Commissions – the Company earns commissions by executing client transactions in stocks, bonds, variable annuities, mutual funds, commodities and other financial products or services. Commission revenue is recognized on the trade date when the performance obligation is satisfied. Commission revenue is paid to the clearing firm on the settlement date, which is generally two business days after trade date for equity securities and bond transactions and one business day for government securities and commodities transactions. The Company records a receivable from the clearing firm on the trade date and receives payment on a monthly basis.

WestPark Capital, Inc.
Notes to Financial Statements

Managed Account Fees – The Company earns account management fees from providing support and services based upon the value of the client assets under management ("AUM"). The Company charges these fees, generally based upon a percentage of the AUM, monthly.

Direct Investments – Direct investments consist primarily of commissions paid directly to the Company by mutual fund shareholders at the time of sale (front-end commissions) and fees paid to the broker/dealer by the mutual fund over a period of time referred to as 12b-1 fees.

In the following table, revenue is disaggregated by timing of satisfaction of performance obligations for the year ended December 31, 2020.

Performance obligations satisfied at a point in time	$12,785,010
Performance obligations satisfied over time	$ 308,974
Total	$13,093,984

NOTE 6: FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2020:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2020
Assets				
Securities owned, at fair value		$267,226		$267,226

The Company did not measure at fair value on a recurring basis any of its assets and liabilities using significant unobservable inputs (Level 3) during the year ended December 31, 2020.

The Company valued Marketable Securities at Level 2 because the market for these securities is relatively inactive and volume of trades is low. The Company primarily owns securities in smaller public companies that are thinly traded. Therefore, determining fair values requires substantial judgment.

WestPark Capital, Inc.
Notes to Financial Statements

Securities traded in an active market are marked-to-market using the quoted market price of the stock and are classified as Level 2 inputs because they are thinly traded. Securities that do not have an active market are measured using unobservable inputs, and are classified as Level 3 inputs.

Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized. Realized gains and losses from the sale if available-for-sale securities are determined on a specific identification basis.

NOTE 7:   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement, and financing of various clients' securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the obligation.

The Company owns securities that are valued at the December 31, 2020 quoted market price. The Company may incur a loss if the market value decreases subsequent to December 31, 2020. The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture.

The carrying amounts of cash and cash equivalents, deposits with clearing brokers, receivables, other assets, commission payable, accounts payable and accrued expenses and due to parent are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned are valued as described in Note 1.

The Company has cash in financial institutions of $616,342 which is in excess of the FDIC insurance coverage of $250,000 by $366,342.

The Company is involved in various disputes arising in the normal course of business, some of which are large and indeterminable in amount. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcomes at the present time.

NOTE 8:   SBA PAYROLL PROTECTION LOAN

In April of 2020 the Company received $390,900 from the SBA Payroll Protection Loan Program. In accordance with the PPP Loan Program, this loan may be forgiven if it is used for approved payroll and overhead expenditures. The Company was granted forgiveness for this loan in December of 2020.

NOTE 9:   *OTHER ASSETS*

No other assets.

NOTE 10:   *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 22, 2021, the date which the financial statements were available to be issued. As a result of the COVID-19 outbreak in the United States, financial and operational challenges have arisen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in its workforce. Although these challenges are expected to be temporary, the extent of the financial impact and other possible impacting matters going forward are unknown at this time.